Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (“Inspira Technologies” or the “Company”) will be held on December 27, 2023, at 4:00p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The agenda of the Meeting includes proposals:

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO Global, an independent registered public accounting firm, as the Company’s independent auditor of the Company until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “Board of Directors”) to determine the compensation of Ziv Haft until the next annual general meeting (“Proposal 1”); and

2.	To re-elect Mr. Dagi Ben-Noon, Mr. Joe Hayon, Prof. Benad Goldwasser, Mr. Tal Parnes, Mr. Lior Amit and Mrs. Limor Rozen as members of the Board of Directors until the next annual general meeting of shareholders (“Proposal 2”); and

3.	To present and discuss the Company’s financial statements and annual report for the year ended December 31, 2022.

Board Recommendation

The Board of Directors unanimously recommends that you vote in favor of the proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on November 29, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), Proposal 1 and Proposal 2, described hereinafter, require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding ordinary shares, no par value (the “Ordinary Shares”), of the Company amounting in the aggregate to at least a majority of the votes cast by shareholders with respect to such proposal (“Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Companies Law regulations (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@inspirao2.com), and Joe Hayon, the President and a director of the Company (joe@inspirao2.com), or to vote in person at the Meeting.

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name,” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Since a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares count for all proposals.

Sincerely,

Benad Goldwasser
Chairman of the Board of Directors

November 22, 2023

2

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 27, 2023

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s annual general meeting of shareholders (the “Meeting”) to be held on December 27, 2023, at 4:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 27, 2023, at 6:00 p.m. Israel time (the “Adjourned meeting”). At the Adjourned meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals 1 and Proposal 2 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to either Proposal 1 or Proposal 2 (a “Simple Majority”).

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting to Ms. Yafit Tehila, via e-mail (yafit@inspirao2.com) no later than November 29, 2023.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 H-Tidhar Street, Ra’anana 4366504, Israel. Any Position Statement received shall be furnished with the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than December 18, 2023. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement shall be submitted no later than December 22, 2023.

One shareholder holding Ordinary Shares representing five percent (5%) or more of the Company’s share capital and voting rights (12,525,616 shares) is entitled to examine the proxy and voting materials, according to applicable law.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO RE-APPOINT ZIV HAFT, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF BDO GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITOR OF THE COMPANY AND TO AUTHORIZE THE COMPANY’S BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF ZIV HAFT UNTIL THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm of Ziv Haft, Certified Public Accountants (Israel), a member of BDO Global (“Ziv Haft”), as the Company’s independent auditor until the next annual general meeting, after examining, among other things, its expertise, experience in the industry in which the Company operates, the length of time they have served as an auditor of the Company and its independence as an auditor.

The Company’s Board of Directors determined, pursuant to the recommendation of the Company’s audit committee (the “Audit Committee”), that the compensation of Ziv Haft is reasonable, after examining, among other things, the scope of its work and the complexity and scope of the Company’s activities. The Board of Directors determined, pursuant to the recommendation of the Audit Committee, that the compensation of Ziv Haft is reasonable.

The Board of Directors believes that the re-appointment of Ziv Haft as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

For additional information on the fees paid by the Company and its subsidiaries to Ziv Haft in each of the previous two fiscal years, please see Item 16C ‘Principal Accountant Fees and Services’ in the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-appoint Ziv Haft as the Company’s independent auditor until the next annual general meeting, and to authorize the Company’s Board of Directors to determine the compensation of Ziv Haft until the next annual general meeting.”

The re-appointment of Ziv Haft requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

TO RE-ELECT THE DIRECTOR NOMINEES AS MEMBERS OF THE BOARD OF DIRECTORS UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

The Company’s Amended and Restated Articles of Association provides that the Company may have at least three (3) and not more than twelve (12) directors.

The Board of Directors currently consists of six (6) directors. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires.

The Company’s Board of Directors has approved the nomination of each of the following individuals for re-election as members of the Board of Directors – Mr. Dagi Ben-Moon, Mr. Joe Hayon, Prof. Benad Goldwasser, Mr. Tal Parnes, Mr. Lior Amit and Mrs. Limor Rozen (the “Director Nominees”). The Company’s Board of Directors recommends that the shareholders re-elect each of the Director Nominees to the position of director until the next annual general meeting is held.

Each of the Directors Nominees, whose professional background is provided below, has advised the Company that they are willing, able, and ready to serve as directors if re-elected. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a director of a public company, and has the necessary qualifications and sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future re-election of either of the Directors.

The composition of our Board of Directors currently includes one individual who is considered diverse under the Nasdaq Rule 5605(f) regarding board diversity, as presented in the below board diversity matrix. Under Nasdaq Rule 5605(f), directors who self-identify as (i) female, (ii) an underrepresented minority or (iii) LGBTQ+ are defined as diverse. The following chart summarizes certain self-identified personal characteristics of our directors, in accordance with Nasdaq Rule 5605(f). Each term used in the table has the meaning given to it in the rule and related instructions.

Board Diversity Matrix for Inspira Technologies OXY B.H.N. Ltd.

(As of November 22, 2023)

Total number of directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	-	1
Number of Directors who identify in Any of the Categories Below:
African American or Black	-	-	-	-
Alaskan Native of Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	1	5	-	-
Two or more races or ethnicities	-	-	-	-
LGBTQ+	-

In addition, the Audit Committee and Board of Directors has determined that each of Prof. Benad Goldwasser, Mr. Tal Parnes, Mr. Lior Amit and Mrs. Limor Rozen is independent under the Nasdaq listing standards.

Subject to the re-election of the Director Nominees, they shall be entitled to indemnification and release letters as applicable and shall continue to be covered by the Company’s directors and officers (“D&O”) insurance. In addition, each of the Director Nominees shall continue to be entitled to the same fixed fee as previously approved in accordance with the Company’s compensation policy for directors and officers.

Set forth below is certain biographical information regarding the background and experience for each nominee:

Mr. Dagi Ben-Noon

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020. Mr. Ben-Noon founded our company together with Dr. Udi Nussinovitch and Mr. Joe Hayon in July 2017. Mr. Ben-Noon has over 15 years of experience in product development from idea inception to illustration, design, manufacturing and product launch. Mr. Ben-Noon co-founded Nano Dimension Ltd. (Nasdaq: NNDN) and served as the company’s chief operating officer and director from July 2012 to October 2017. As Nano Dimension Ltd.’s chief operating officer, Mr. Ben-Noon was in charge of the company’s research and development, operations, production, quality and information technology. Mr. Ben-Noon has a BSc in Mechanical Engineering from the Ben-Gurion University of the Negev in Beer Sheva, Israel.

Mr. Joe Hayon

Mr. Joe Hayon has served as our President since July 2020 and as a director since November 2020. Prior to that, Mr. Hayon served as our Chief Financial Officer from July 2020 to August 2022. Mr. Hayon served as our Chief Executive Officer from March 2018 to June 2020. Mr. Hayon founded our company together with Dr. Udi Nussinovitch and Mr. Dagi Ben-Noon in July 2017. Mr. Hayon has over 20 years of experience in managerial roles. From 2001 to 2005, Mr. Hayon worked as a treasurer and cost accountant at Sanmina Ltd. (formerly known as Elscint). From 2006 to 2007, Mr. Hayon worked as chief financial officer for Arazim Group. He worked for Plasan Sasa Ltd. from 2007 to 2018 as the company’s chief information officer and group controller. Mr. Hayon has a B.A. in Business and Economics and an MBA with a major in Marketing and Finance, both from the University of Manchester, as well as a Business Management Diploma from Damelin College.

Prof. Benad Goldwasser

Prof. Benad Goldwasser has served as chairman of our board of directors since February 2021. Prof. Goldwasser is a urologic surgeon, inventor, entrepreneur and venture capital investor with vast experience in leading high growth, publicly traded medical companies. In 1993, Prof. Goldwasser co-founded Vidamed Inc., which was acquired by Medtronic Inc. (NYSE: MDT). In 1994, Prof. Goldwasser co-founded Medinol Ltd. In 1996 Prof. Goldwasser co-founded Optonol Ltd. that was acquired in 2009 by Alcon as well as RITA Medical Inc. that went public in 2000 on the Nasdaq.  Prof. Goldwasser served as chairman of the board of directors of Save Foods, Inc. (OTC: SAFO) between 2018 to 2021 and as chairman of the board of directors of ScoutCam Inc. (OTC: SCTC) since March 2019, and as a member of the board of directors of Innoventric Ltd. since September 2017. Prior to that, Prof. Goldwasser has served as chairman of the board of directors of Medigus Ltd. (Nasdaq: MDGS) from September 2018 to December 2019, and as a consultant to Shanghai-Israel Investment Fund from May 2016 to May 2019. Prof. Goldwasser has also served on the board of directors of BioCanCell Ltd. (TASE: BICL) from 2013 to 2016. Prof. Goldwasser holds an MD and MBA from Tel Aviv University.

Mr. Tal Parnes

Mr. Tal Parnes has served on our board of directors since July 16, 2021 Mr. Parnes co-founded and served as a chief executive officer and president of Zuta-Core Ltd. from 2016 to 2020. Prior to that, Mr. Parnes co-founded and served as a chief executive officer of HQL Pharmaceuticals Ltd. from 2010 to 2015. Mr. Parnes also served as chief operating officer of Silynx Communications Inc. from 2007 to 2009, served as a vice president of operations of Wavion Inc. from 2005 to 2006 and vice president of operations of Atrica Ltd. from 2002 to 2004. Between 1999 to 2001, Mr. Parnes also served as a chief financial officer and business development director of Printlife Ltd. Mr. Parnes holds a B.A. in Economics and History from Tel Aviv University.

Mr. Lior Amit

Mr. Lior Amit has served on our board of directors since August 1, 2021. Since 2014, Mr. Amit has served as a private financial advisor for both high net worth individuals and companies and serves as a director in Scoutcam Inc., ICIC, an Israeli credit insurance company, Nirplex and Ronimar LTD. Mr. Amit was the CFO of the BBR Saatchi & Saatchi advertising group in Israel from 1996 to 2013, helping to turn it into a leading local advertising company including advertising agencies, media operations and digital and content, growing from 40 employees to 250 employees. Mr. Amit holds a Master of Business Administration ((Finance and Insurance) and a B.A. in Economics and Accounting from the Tel Aviv University. Mr. Amit is a Certified Public accountant in Israel and holds an advisor license with the Israeli Securities Authority.

Mrs. Limor Rozen

Mrs. Limor Rozen has served on our board of directors since July 16, 2021.MRs Rozen is a co-founder and SVP Product at Wellfield, a TSX.V company, since 2018 Mrs. Rozen has been working as senior consultant at Vecon Ltd. from 2019. Prior to that, Mrs. Rozen was co-founded and served as a chief executive officer and general manager of zzoo from 2017 to 2020. From 2012 to 2017, Mrs. Rozen served as a chief operating officer of 365 Technologies Ltd. Mrs. Rozen also served as VP of product and customer projects of Collarity in Palo Alto, California from 2006 to 2011, served as senior team leader at Right Order, Inc., San Jose, California from 2000 to 2006 and as a team leader at Comverse Technology, Inc between 1999 to 2004. Mrs. Rozen holds an MBA with specialization in Technology Management from University of Phoenix, Phoenix, Arizona, and a B.A. in Computer Science from Bar-Ilan University.

The shareholders of the Company are recommended to adopt the following resolutions at the Meeting:

“RESOLVED, to re-elect Mr. Dagi Ben-Noon as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Joe Hayon as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Prof. Benad Goldwasser as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Tal Parnes as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mr. Lior Amit as a director of the Company until the next annual general meeting of shareholders following such re-election and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Mrs. Limor Rozen as a director of the Company until the next annual general meeting of shareholders following such re-election and until she ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

The election of each director shall be voted upon separately.

The appointment of each Director Nominee requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote FOR the re-election of each of the Director Nominees.

PROPOSAL 3

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2022

Pursuant to the Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2022, to the Company’s shareholders.

The financial statements and annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023, are available on the Company’s website at: https://inspira-technologies.com/investor-relations/#b2iSecScrollTo

At the Meeting, shareholders shall have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements and annual report for the year ended December 31, 2022.

This agenda item shall not involve a vote by the shareholders, and accordingly there are no proposed resolutions.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, NY 11219

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 22, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 22, 2023, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Inspira Technologies Oxy B.H.N. Ltd.
Benad Goldwasser, Chairman of the Board of Directors

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, Chief Financial Officer and Joe Hayon, President and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held on December 27, 2023 at 4:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: December 27, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Ziv Haft, Certified Public Accountants (Israel), a member of BDO, an independent registered public accounting firm, as the Company’s independent auditor of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors to determine the compensation of Ziv Haft until the next annual general meeting.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2.1	To re-elect Mr. Dagi Ben-Noon as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.2	To re-elect Mr. Joe Hayon as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.3	To re-elect Prof. Benad Goldwasser as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.4	To re-elect Mr. Tal Parnes as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.5	To re-elect Mr. Lior Amit as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.6	To re-elect Mrs. Limor Rozen as a member of the Board of Directors until the next Annual General Meeting of Shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.